[WFAF Letterhead]

April 28, 2010

VIA EDGAR CORRESPONDENCE

Michele Roberts, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, NE

Washington, DC 20549-2001

RE:	Wells Fargo Variable Trust

Registration Nos. 333-74283; 811-09255 (the “Registrant”)

Post-Effective Amendment No. 24 to the Registration Statement Under the

Securities Act of 1933

Dear Ms. Roberts:

In response to your comments received by telephone on March 21, 2010 to the Registrant’s Form N-1A filing made on February 12, 2010 pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) to comply with the requirements of the Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-end Investment Companies Release (Release Nos. 33-8998; IC-28584; File No.S7-28-07), please note the following responses:

Comment:	You asked that we remove the word “including” in the language accompanying the description of the Fund (the “Fund(s)”) summaries in the Table of Contents and simply identity all of the items that are in the Fund Summaries.

Response:	We have conformed the language as you requested, indicating that the Fund Summaries contain “A summary of information about each Fund: investment objective, fees and expenses, example of expenses, portfolio turnover, principal investment strategies, principal investment risks, performance, and Fund management.”

Comment:	In the introductory language to the Fees and Expenses Table, you request that we identify the types of accounts which may hold shares of the Funds.

Response:	We have added language to indicate that we are referring to VA contracts and VLI policies.

Comment:	In the footnote to the annual net operating expense table, you asked that we modify certain language referring to “net operating ratio.”

Response:	We have changed the language to refer to “Total Annual Fund Operating Expenses After Fee Waiver”.

Comment:	You request that we conform the Example of Expenses Table to match the format described in Item 3 in the Instructions to Form N-1A.

Response:	We have formatted the Example of Expenses Table to conform to Item 3 in the Instructions to Form N-1A.

Comment:	Please indicate in the introductory language to your Example of Expenses that variable account expenses are not included, and that if they were, expenses would be higher.

Response:	We have conformed the language pursuant to your request.

Comment:	Please indicate in a footnote that the fee waiver in the example of expenses table is reflected in the first year.

Response:	We have conformed the language pursuant to your request.

Comment:	You have asked us to modify the language in the section captioned “Portfolio Turnover” to indicate that the shares will not be held in a taxable account.

Response:	We have modified the language accordingly.

Comment:	You have indicated that certain language appearing in the summary prospectus under the “Principal Investment Strategies” section is more appropriate to Item 9 in Form N-1A, and thus should be included only in the statutory prospectus.

Response:	We respectfully decline the request to remove language in the summary prospectuses describing certain investment strategies of the various Funds that may arguably relate to decisions to buy and sell securities by the Fund managers. We believe that such language should continue to be included in the summary prospectuses as it is relevant to shareholders who receive only the summary prospectus. We also note that the Funds of the Wells Fargo Variable Trust replicate the strategies of other existing funds of the Wells Fargo Funds Trust that are not sold through VLI policies and VA contracts, and that changing the language in the summary prospectuses of only the Funds in such a manner would create discontinuities between Funds of Wells Fargo Variable Trust and similar funds of Wells Fargo Funds Trust, potentially causing shareholder confusion.

Comment:	You have requested that we remove the references to “past performance before and after taxes”.

Response:	We have modified the language accordingly.

Comment:	You have requested that we add disclosure to the last page of the summary section of the prospectus directing the investor to their contract prospectus for additional information.

Response:	We have added the requested disclosure as requested.

Comment:	You have asked that we indicate, pursuant to Item 8 of Form N-1A, if the funds or any related entity pays any broker-dealer, or financial intermediary for sales of fund shares, or, alternatively, confirm that no such payment is made.

Response:	We have added the additional language required by Item 8 of Form N-1A to the integrated information requested for Items 6 through 8 for all of the Funds. This information is presented immediately following the separate presentations of Items 2 through 8 information for the separate Funds.

Statutory Section:

Comment:	Please remove the word “other” when referring to information regarding purchase and sales of Fund shares.

Response:	We have modified the disclosure accordingly.

Back Cover:

Comment:	You have requested that we make certain specific changes to the language on the back cover of the prospectus.

Response:	We have made the changes as you requested so that the back cover now reads as follows:

“To obtain information regarding Wells Fargo Advantage Fund, visit the SEC’s Public Reference Room in Washington, DC (1-202-551-8090 for operational information) or the SEC’s Internet site at www.sec.gov.

To obtain copies of information about Wells Fargo Advantage Funds from the SEC for a fee, write or email SEC’s Public Reference Section, 100 “F” Street, NE, Washington , DC 20549-0102, public info@sec.gov.”

*        *        *         *

We make the following representations to you:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file a post-effective amendment to the Registration Statement pursuant to Rule 485(b) of the 1933 Act on May 30, 2010, that responds to your comments. Please feel free to call me at (415) 947-4805 if you have any questions or would like any additional information.

Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

/s/ Lawrence Hing
Senior Counsel

4